# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Huachen AI Parking Management Technology Holding Co., Ltd, CIK 0001958399
CUSIP: G4645R114
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, China (F4), 314205
Date of event which requires filing of this statement: 03/11/2025
Filed by CIK 0002059030
Persons authorized to receive notices and communications: Bin Lu, No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, China (F4), 314205, 8668368658

## Reporting persons
- Bin Lu (CIK 0002059030): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,951,000; sole dispositive power 0; shared dispositive power 21,951,000; aggregate amount beneficially owned 21,951,000 (69.19% of the class)
  Comment: This is a sum of (i) 18,951,000 ordinary shares, par value $ 0.00000125 per share ("Ordinary Shares") of Huachen AI Parking Management Technology Holding Co., Ltd (the "Issuer"), held by Huabao (BVI) Limited, a British Virgin Islands Company, wholly owned by Mr. Bin Lu (the "Reporting Person") and (ii) 3,000,000 Ordinary Shares held by Huayue (BVI) Limited, a British Virgin Islands Company, wholly owned by Ms. Liping Zhu. Mr. Bin Lu, the Chief Executive Officer (the "CEO"), Director, and Chairman of Board of the Issuer, is the sole shareholder and director of Huabao (BVI) Limited, and Ms. Liping Zhu, the Reporting Person's spouse, is the sole shareholder and director of Huayue (BVI) limited. The Reporting Person and Ms. Zhu may each be deemed to have shared voting and dispositive power over all of the 21,951,000 Ordinary Shares.
  
  The calculation is based on 31,725,000 Ordinary Shares issued and outstanding as of the date thereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Huachen AI Parking Management Technology Holding Co., Ltd
Address of issuer's principal executive offices: No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, China (F4), 314205

## Item 2. Identity and Background
Name of person filing: Bin Lu
Residence or business address: No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang Province, China
Present principal occupation or employment: The Reporting Person is the CEO, Chairman of the Board, and Director of the Issuer. The address of the Issuer is No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang Province, China.
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is a pre-IPO shareholder of the Issuer. The Reporting Person acquired and continues to hold the securities with the intent to exercise control over the Issuer. Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4. However, as the CEO, a director, the Chairman of the Board, and a significant shareholder of the Issuer, the Reporting Person intends to actively participate in the Issuer's management, strategic direction, and corporate governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on the disclosure in Item 3 of this statement and the foregoing, the aggregate number and percentage of Ordinary Shares of the Issuer owned by the Reporting Person is 21,951,000, constituting 69.19% of Ordinary Shares issued and outstanding as of the date hereof
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power
Bin Lu 0 21,951,000 21,951,000

This is a sum of (i) 18,951,000 Ordinary Shares of the Issuer, held by Huabao (BVI) Limited, a British Virgin Islands Company, wholly owned by Mr. Bin Lu and (ii) 3,000,000 Ordinary Shares held by Huayue (BVI) Limited, a British Virgin Islands Company, wholly owned by Ms. Liping Zhu. Mr. Bin Lu, the CEO, Director, and Chairman of Board of the Issuer, is the sole shareholder and director of Huabao (BVI) Limited, and Ms. Liping Zhu, the Reporting Person's spouse, is the sole shareholder and director of Huayue (BVI) limited. The Reporting Person and Ms. Zhu may each be deemed to have shared voting and dispositive power over all of the 21,951,000 Ordinary Shares.

The calculation is based on 31,725,000 Ordinary Shares issued and outstanding as of the date thereof
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person and his spouse Ms. Liping Zhu may be deemed to be acting as a "group" under Section 13 (d)(3) as they share voting and dispositive power over the 21,951,000 Ordinary Shares of the Issuer. However, there is no formal agreement governing their voting or investment decisions Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this item 7.

## Signatures
- Bin Lu: /s/ Bin Lu, Bin Lu / CEO of Huachen AI Parking Management Technology Holding Co., Ltd (03/14/2025)